Exhibit 3.1.7

CERTIFICATE OF RETIREMENT
OF
13% SENIOR EXCHANGEABLE PREFERRED STOCK

(18 Okla. St. Ann. § 1078)

     We, the undersigned Vice President and Assistant Secretary of Dobson Communications Corporation, an Oklahoma corporation, pursuant to Section 78 of the Oklahoma General Corporation Act, do hereby certify that:

1.	Dobson Communications Corporation (the “Corporation”) was previously authorized to issue 500,000 shares of its 13% Senior Exchangeable Preferred Stock (the “13% Preferred Shares”);

2.	As of June 23, 2004, the Corporation had 202,373 shares (not including any shares attributed to accrued in kind dividends) of 13% Preferred Stock issued and outstanding;

3.	During July 2004, the Corporation acquired 6,000 shares of its 13% Preferred Shares;

4.	The Corporation has no obligation to issue any additional 13% Preferred Shares;

5.	The Corporation’s Certificate of Designation prohibits the reissuance of the 13% Preferred Shares as part of the Series designated as the 13% Senior Exchangeable Preferred Stock;

6.	By action duly taken by its Board of Directors pursuant to Section 78 of the Oklahoma General Corporation Act, the Corporation has retired the 6,000 shares of its 13% Preferred Shares, acquired in July 2004, and has reduced the total number of shares designated as 13% Senior Exchangeable Preferred Stock from 500,000 shares to 394,297 shares.

7.	That a total of 105,703 shares which were previously designated as shares of 13% Preferred Stock (including the 6,000 shares of 13% Preferred Shares), have been acquired and retired and have become part of the authorized, but unissued shares of preferred stock of the Corporation, undesignated as to Series.

     IN WITNESS WHEREOF, the undersigned have executed this Certificate of Retirement of Preferred Stock as Vice President and Assistant Secretary of Dobson Communications Corporation as of September 1, 2004.

/s/ RONALD L. RIPLEY
Ronald L. Ripley, Vice President

/s/ TRENT W. LEFORCE
Trent W. LeForce, Assistant Secretary